

July 14, 2011

<u>Via E-mail</u>
Gary Macleod
Chief Executive Officer
AlphaPoint Technology, Inc.
c/o CorpDirect Agents, Inc.
160 Greentree Drive, Suite 101
Dover, DE 19904

      Re: **AlphaPoint Technology, Inc.**
                Amendment No. 4 to Registration Statement on Form S-1
                Filed July 1, 2011
                File No. 333-173028

Dear Mr. Macleod:

      We have reviewed your amended registration statement and your response letter dated July 1, 2011. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 27, 2011.

<u>Amendment No. 4 to Form S-1 filed on July 1, 2011</u>

<u>Audited Financial Statements</u>

1.   Please revise to identify all financial statements as having been restated. In this regard, we note that amounts on the Statement of Stockholder's Deficit and Statement of Cash Flows on pages F-5 and F-6, respectively, have not been labeled "Restated." Ensure that each statement within the unaudited interim financial statements is also labeled "Restated."

<u>Notes to the Audited Financial Statements</u>

<u>Note 3 Correction of an Accounting Error, page F-10</u>

2.   Refer to your narrative description of the restatement. We note that you have included a description of your revised revenue recognition policy. Please expand this disclosure to include an explanation of what the error was that caused the restatement and the impact of the change on your past and future financial statements. For example, what policy was previously followed and what specific changes were required to be made as part of the restatement. This comment is also applicable to corresponding disclosures in the interim financial statements.

3.   We note that to summarize the effect of the correction that you have presented a tabular
        balance sheet. Revise to provide this type of disclosure for all of the financial statements
        as all of them were impacted in some way by the restatement. The reason for each
        amount in the "correction" column should be explained. This comment is also applicable
        to corresponding disclosures in the interim financial statements.

Notes to Unaudited Financial Statements

Note 11. Subsequent events, page F-27

4.   Revise to disclose the date through which subsequent events were evaluated.

Consent of Independent Registered Public Accounting Firm

5.   Revise the report date to identify the specific report. In this regard, expand the reference
        to the report dated March 9, 2011 to include any dual date.

        If you have questions or comments on the financial statements and related matters, please
contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443. Please contact Michael F.
Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further
assistance, you may contact me at (202) 551-3457.

                                                        Sincerely,

                                                        /s/ Maryse Mills-Apenteng

                                                        Maryse Mills-Apenteng
                                                        Special Counsel

cc: Via Facsimile: (941) 531-4935
        Diane J. Harrison
        Harrison Law P.A.